July 9, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Linda Cvrkel, Branch Chief

Dear Ms. Cvrkel:

Re:	Urban Barns Foods Inc.
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 14, 2013
File No. 000-53942

I am the Chief Financial Officer of Urban Barns Foods Inc. (the “Company”) and submit this letter pursuant to a comment letter from the Securities and Exchange Commission (the “SEC”) dated July 24, 2013. My response is as follows:

Form 10-Q for the quarter ended April 30, 2013
Statements of Stockholders’ Equity

1.	We note from your disclosures in note 8 and 9 to the financial statements that during the year you issued common stock and stock options for consulting and professional services, compensation, convertible debentures, and proceeds from sales of common stock. In this regard, please revise future filings on Form 10-Q to include a statement of stockholders’ equity. We believe it would be beneficial for readers of your financial statements given the significance of equity activity that has occurred during the period. The dollar and share amounts disclosed in the note 8 and 9 should easily reconcile to the amounts presented in the interim statements of shareholders’ equity. Please confirm your understanding of this matter in your response.

Response: I confirm that the Company will revise its future filings on Form 10-Q to provide the requested disclosure, and note that the Company has included a statement of stockholders’ equity in each quarterly report on Form 10-Q filed on EDGAR since the date of the SEC’s letter.

  * * * * *

On behalf of the Company, I acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Horst Hueniken

Horst Hueniken